Pictet Overseas Inc

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934 and Regulation 1.10 of the
Commodity Exchange Act
December 31, 2025 and 2024





Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pictet Overseas Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Pictet Overseas Inc. (the Company) as at December 31, 2025 and 2024, and the related statements of changes in shareholder's equity, statements of changes in liabilities subordinated to the claim of general creditors pursuant to a satisfactory subordination agreement, statements of operations and comprehensive income and retained earnings and statements of cash flows for the years then ended, including the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500
Montréal, Quebec, Canada H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502
Fax to mail: ca_montreal_main_fax@pwc.com

Supplemental Information

The accompanying statements of computation of net capital and computation of aggregate indebtedness as of December 31, 2025 and December 31, 2024 (Schedule I) as of December 31, 2025 (collectively, the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

Montréal, Canada

February 26, 2026

We have served as the Company's auditor since 1996.

PICTET OVERSEAS INC.
STATEMENTS OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	Notes	2025 $	2024 $
Assets			
Current assets			
Cash and cash equivalents		2,673,398	4,571,539
Financial assets at fair value through net income	4	24,109,643	23,122,500
Short-term deposits	5	16,300,000	14,500,000
Accounts receivable		1,110,717	1,066,803
Derivative financial assets	6	416,452	268,204
Due from customers	7	-	167,649
Prepaid expenses		1,603,224	1,645,885
Income taxes receivable		-	117,687
Total Assets		46,213,434	45,460,267
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities		1,343,921	1,230,554
Due to correspondents	8	-	167,649
Income taxes payable		130,962	-
Total Liabilities		1,474,883	1,398,203
Shareholder's Equity			
Redeemable preferred shares	10	25,000,000	25,000,000
Common shares	10	5,000,000	5,000,000
Retained earnings		14,738,551	14,062,064
Total Equity		44,738,551	44,062,064
Total Liabilities and Equity		46,213,434	45,460,267
Commitments and contingencies	19	-	-

Approved by the Board of Directors

_____ Director   _____ Director

The accompanying notes are an integral part of these financial statements.

PICTET OVERSEAS INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	Common stock		Preferred stock					
	Number of Class A common shares	Amount $	Number of Class C preferred shares	Amount $	Number of Class D preferred shares	Amount $	Retained earnings $	Total $
Balance as at December 31, 2023	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	13,480,317	43,480,317
Net earnings and comprehensive income for the year	-	-	-	-	-	-	581,747	581,747
Balance as at December 31, 2024	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	14,062,064	44,062,064
Net earnings and comprehensive income for the year	-	-	-	-	-	-	676,487	676,487
Balance as at December 31, 2025	5,000,000	5,000,000	22,500,000	22,500,000	2,500,000	2,500,000	14,738,551	44,738,551

The accompanying notes are an integral part of these financial statements.

PICTET OVERSEAS INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIM OF GENERAL CREDITORS PURSUANT TO A SATISFACTORY SUBORDINATION AGREEMENT FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	2025 $	2024 $
Balance – Beginning of year	-	12,000,000
Decrease	-	(12,000,000)
Balance – End of year	-	-

The accompanying notes are an integral part of these financial statements.

PICTET OVERSEAS INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME AND RETAINED EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	Notes	2025 $	2024 $
Revenues			
Commissions	11	13,059,872	11,182,330
Other Income	12	1,248,822	2,544,096
Unrealized gain in fair value of derivative financial instruments		416,452	268,204
Interest		1,700,493	2,723,245
Total Revenues		16,425,639	16,717,875
Expenses			
Personnel expenses	16	3,987,746	3,958,387
Operating expenses	13	7,537,490	7,612,875
General and administrative expenses	14	3,099,011	4,106,581
Interest	16	497	242,267
Total expenses		14,624,744	15,920,110
Net Operating income		1,800,895	797,765
Other expenses		650,000	-
Net Income before income taxes		1,150,895	797,765
Provision for income taxes	15	474,408	216,018
Net income and comprehensive income			
		676,487	581,747

The accompanying notes are an integral part of these financial statements.

PICTET OVERSEAS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	2025 $	2024 $
Cash flows from Operating Activities		
Net income for the year	676,487	581,747
Changes in non-cash operating working capital items		
Cash segregated for benefit of customers	-	751,753
Unrealized gain on financial assets at fair value through net income	52,087	222,710
Derivative financial instruments	(148,247)	(55,376)
Accounts receivable	(43,914)	283,935
Due from customers	167,649	5,348,440
Due from correspondents	-	9,334,454
Prepaid expenses	42,661	(69,183)
Income taxes receivable	117,687	(117,687)
Accounts payable and accrued charges	113,365	290,048
Due to customers	-	(14,698,870)
Due to correspondents	(167,649)	141,972
Income tax payable	130,962	(63,517)
Net cash provided by operating activities	941,088	1,950,426
Investing Activities		
Acquisition of short-term deposits	(213,300,000)	(223,900,000)
Redemption of short-term deposits	211,500,000	239,500,000
Acquisition of treasury bills	(165,713,253)	(88,533,409)
Redemption of treasury bills	164,674,023	85,440,641
Net cash (used in) provided by investing activities	(2,839,229)	12,507,232
Financing Activities		
Subordinated Loan	-	(12,000,000)
Net cash (used in) financing activities	-	(12,000,000)
Net change in cash and cash equivalents during the year	(1,898,141)	2,457,658
Cash and cash equivalents - Beginning of year	4,571,539	2,113,881
Cash and cash equivalents - End of year	2,673,398	4,571,539
Supplementary information		
Interest paid	497	242,267
Income taxes paid	346,038	331,687

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

Pictet Overseas Inc. (the Company) was incorporated on December 7, 1993 under the laws of Canada and began operations on July 1, 1994. The Company is owned by Sopafin SA (the Parent) and is an affiliate of Banque Pictet & Cie SA (BPSA).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) in 53 US states, territories, and districts and as an Introducing Broker (IB) with the Commodity Futures Trading Commission (CFTC). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA). On December 20, 2024, the Company discontinued its participation in FCM activities and applied for an Introducing Broker (IB) membership, which was approved by the NFA and the CFTC on January 21, 2025.

The Company provides trade execution services for global equities, fixed income, equity options, foreign exchange, domestic and foreign listed derivative products, and foreign currency forward contracts.

2 Significant accounting policies

Basis of presentation

The financial statements have been prepared under accounting principles generally accepted in the United States of America (US GAAP).

The financial statements are prepared and presented in US dollars, which is also the Company's functional currency.

Management estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers that no significant estimates are made in the context of the financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits with maturities of less than three months.

Short-term deposits

Short-term investments are classified as held for trading, are initially recognized at fair value and interest is accrued over the term of the deposits and is paid at maturity. They are comprised of highly liquid deposits with a maturity date of less than 90 days, and as such, are classified as current assets.

Due from and to customers

Amounts due from and to customers represent receivables or payables resulting from failed trades pending settlement.

Due from and to correspondents

Amounts due from and to correspondents represent receivables or payables to broker-dealers resulting from failed trades pending settlement.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Revenue recognition

Commission revenue earned from commission-based services is accounted for on a trade date basis when the service is performed. On its riskless principal trades, the Company recognizes a spread on the transaction which is reflected in the statement of operation and comprehensive income for open foreign currency forward contracts on the trade date.

Interest income

Interest income consists of interest earned on the Company's cash and cash equivalents balances, its investments in Treasury Bills and short-term deposits.

Other income

Other income includes include fees for client services provided by the Company on behalf of affiliates to serve external clients' needs, such as administration, custody, and operations, as well as to develop new product offerings. In the year ended December 31, 2025 and 2024, other income also included FCM minimum fees, which resulted from a service level agreement with BPSA for services the Company provided as an FCM (until the FCM related contracts were terminated in 2025 following the FCM discontinuation in January 2025).

Agency and principal transactions

In its capacity as a broker-dealer, the Company's main business activity is to offer brokerage services on a delivery versus payment basis, and as such, the Company does not hold customer funds or securities. The Company's product offering includes equities, fixed income, equity options, foreign exchange and foreign currency forward contracts. The Company acts as agent when executing client transactions on equities and equity options. As agent, the Company is acting only in a broker capacity, purchasing or selling the securities against receipt of payment or delivery of stock from the client's custodian.

For fixed income and foreign exchange spot and forward transactions, the Company acts as a riskless principal and enters into back-to-back trades between itself, its counterparty and its client, and earns a spread on the transaction. The Company accepts foreign exchange orders and enters into forward contracts on foreign exchange only from customers for whom BPSA is the custodian. The Company hedges all of its foreign exchange orders back-to-back exclusively with BPSA, thus eliminating any counterparty credit risk, as BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty.

Introducing Broker Activities

As an introducing broker (IB), the Company provides trade execution services for domestic and foreign listed derivative products. The Company acts as an intermediary for its customers' derivative transactions and does not hold customer funds or securities. The Company discontinued its FCM membership on December 20, 2024, and now operates solely as an IB, continuing to offer trade execution services.

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rates in effect at the statement of financial condition date. Revenues and expenses denominated in a foreign currency are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of operation and comprehensive income.

Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are no longer recognized when the rights to receive cash flows from the instruments have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are no longer recognized when they have expired or have been cancelled.

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial condition when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Estimated fair value of financial instruments

The Company values its financial instruments using a hierarchy of fair values that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Derivatives

Derivative contracts can be exchange-traded or over the counter (OTC). Exchange-traded derivatives typically fall within Level 1 or Level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The Company defines an active market based on the liquidity of the product. OTC derivatives are valued using market transactions and other market evidence whenever possible, including market based inputs to models, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Classification of financial assets and financial liabilities

Financial assets and financial liabilities are classified in one of the following categories: fair value through net income (FVTNI) or loans and receivables.

Financial assets designated at FVTNI comprise US Government Treasury Bills and derivative financial instruments. These financial instruments are recorded at fair value, with changes in fair value recorded in net income and comprehensive income for the year.

Financial assets designated as loans and receivables comprise cash and cash equivalents, short-term deposits, accounts receivable, due from customers and due from correspondents. These financial assets are recorded at amortized cost, net of impairment losses if any.

Financial liabilities designated as loans and receivables comprise accounts payable and accrued charges, due to customers and, due to correspondents. These financial liabilities initially recognized at fair value are recorded at amortized cost.

3 Recent accounting developments – Accounting guidance recently adopted

There were no new standards that were recently issued that materially impacted the Company.

4 Financial assets at fair value through net income

	2025 $	2024 $
US Government Treasury Bills at fair value	24,109,643	23,122,500

5 Short-term deposits

As of December 31, 2025, the Company had two short-term deposits in the amounts of $14,500,000 and $1,800,000, bearing interest at 3.76% and 3.75%, respectively, and maturing on January 16 and January 23, 2026, respectively.

As of December 31, 2024, the Company had two short-term deposits in the amounts of $10,500,000 and $4,000,000, bearing interest at 4.5% and 4.5%, respectively, and maturing on January 6 and January 10, 2025, respectively.

6 Derivative financial instruments

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative contracts may be contracts which are privately negotiated and referred to as OTC derivatives or actively traded on an exchange.

Substantially all of the Company's derivative transactions are entered into on behalf of its customers.

Forward contracts

The Company accepts foreign exchange orders from and enters into foreign currency forward contracts with customers. These transactions are riskless principal transactions. The Company hedges all of its foreign exchange orders back-to-back exclusively with BPSA.

In all circumstances, BPSA acts as both the prime broker and custodian of the client and also as the Company's own foreign exchange counterparty. Therefore, the counterparty credit risk is entirely hedged as BPSA is the Company's counterpart for both the derivative asset and liability. These back-to-back transactions are offset, and only the resulting spread is reflected in the statement of financial condition and in the statement of operation and comprehensive income.

Other derivative financial instruments

Other derivative financial instruments result mainly from transactions on behalf of customers in which the Company contracts with counterparties on the market.

The fair value of the derivative financial instruments netted in the statement of financial condition is as follows:

2025

	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	Contract volume OTC $	Total $
Foreign exchange					
Forward contracts maturity					
Under 3 months	266,111	-	-	17,092,978,691	17,092,978,691
Between 3 and 6 months	112,245	-	-	10,058,169,790	10,058,169,790
Between 9 and 12 months	38,095	-	-	111,608,865	111,608,865
	416,451	-	-	27,262,757,346	27,262,757,346

2024

	Derivative assets at fair value $	Derivative liabilities at fair value $	Exchange traded $	Contract volume OTC $	Total $
Foreign exchange					
Forward contracts maturity					
Under 3 months	159,355	-	-	14,568,635,114	14,568,635,114
Between 3 and 6 months	100,898	-	-	8,949,456,518	8,949,456,518
Between 9 and 12 months	7,951	-	-	32,150,862	32,150,862
	268,204	-	-	23,550,242,494	23,550,242,494

7 Due from customers

	2025 $	2024 $
Failed trades pending settlement	-	167,649

8 Due to correspondents

	2025 $	2024 $
Failed trades pending settlement	-	167,649

9 Credit facilities

On December 5, 2019, the Company entered into a broker loan and security agreement with the Bank of Montreal (the Bank). Under the terms of this agreement, the Bank extended and/or renewed up to $10,000,000 of secured loans on a revolving, uncommitted basis at the Bank's prime rate. The borrowed funds are secured by marketable securities that the Company has on deposit with the Bank. As at December 31, 2025 and 2024, no amount is due under this agreement.

10 Capital stock

Authorized, unlimited as to number.

Class A common shares, voting;

Class B common shares, non-voting;

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to dividends as declared by the Board of Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to dividends as declared by the Board of

Directors, redeemable at the option of the Company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends.

Issued and fully paid:

	2025 $	2024 $
22,500,000 Class C preferred shares	22,500,000	22,500,000
2,500,000 Class D preferred shares	2,500,000	2,500,000
Total preferred shares	25,000,000	25,000,000
5,000,000 Class A common shares	5,000,000	5,000,000
	30,000,000	30,000,000

11 Commissions

	Notes	2025 $	2024 $
Brokerage commissions	16	11,113,497	9,156,377
Foreign exchange market	16	1,720,990	1,275,341
Commodities	16	225,385	750,612
		13,059,872	11,182,330

12 Other Income

	Notes	2025 $	2024 $
FCM minimum fee	16	491,263	1,966,408
Services to affiliates	16	710,925	499,827
Custody fees	16	-	120,663
Other revenues		46,634	(42,802)
		1,248,822	2,544,096

13 Operating expenses

	Notes	2025 $	2024 $
Stock exchange and related expenses		2,829,344	2,282,505
Commission reallowances		710,222	651,711
Information services and subscriptions		2,731,048	3,006,891
Membership fees		145,592	159,587
Licences and software maintenance		32,054	26,482
(Gain) loss on foreign exchange		(11,788)	44,638
Services from affiliates	16	1,101,018	1,441,061
		7,537,490	7,612,875

14 General and administrative expenses

	Notes	2025 $	2024 $
Management fees		1,087,495	1,190,811
Professional and other fees		1,859,945	2,751,819
General office expenses		19,331	43,355
Services from affiliates	16	123,525	120,596
Travel, meals and entertainment		8,715	-
		3,099,011	4,106,581

15 Current income taxes

Rate reconciliation: Statutory to effective tax rate

	2025 $	2024 $
Net income before income tax	1,150,895	797,765
Income tax expense resulting from:		
Canadian statutory federal tax rate 15% (2024 - 15%)	172,634	119,665
Provincial income tax 11.5% (2024 - 11.5%)	132,353	91,743
Non-deductible expenses	172,250	-
Other	(2,829)	4,610
Income tax expense	474,408	216,018
Net cash payments for income taxes	346,038	331,687

16 Related party transactions and balances

All transactions and balances with related parties are with entities under common ownership. The statements of financial condition includes the following related party balances:

	2025 $	2024 $
Assets		
Cash and cash equivalents	658,953	716,580
Account receivable	1,003,296	904 ,675
Liabilities		
Accounts payable and accrued charges	250,044	474,079
Due to correspondents	-	167,649

The statements of operations and comprehensive income includes the following related party balances:

	2025 $	2024 $
Revenues		
Commissions		
Brokerage commissions and foreign exchange market	7,258,091	6,004,825
Commodities	225,385	706,926
Other income	1,202,188	2,586,898
Interest income	1,167	8,424
Expenses		
Personnel expenses	3,682,483	3,667,865
General and administrative expenses	1,196,737	1,226,359
Operating expenses	1,814,575	2,023,876
Interest	25	88,101

The Company clears its North American equity trades through Pictet Canada L.P. and its European and international (with few exceptions) equity trades through BPSA. Commissions are collected by Pictet Canada L.P. and BPSA at the settlement date and are remitted to the Company.

During the years ended December 31, 2025 and 2024, the Company paid clearing fees to Pictet Canada L.P. These are included in operating expenses. Similarly, the Company paid trade execution fees to Pictet Canada L.P. and BPSA.

The Company has entered into a service level agreement with Pictet Canada L.P. Under the terms of this agreement, the Company earns commissions for execution services rendered to Pictet Canada L.P.'s clients on US equities, options and fixed income.

The Company has entered into an expense sharing agreement with Pictet Canada L.P. for administrative and accounting services. Under the terms of this agreement, the Company reimburses a portion of personnel and general administrative services to Pictet Canada L.P.

The Company has entered into a service level agreement with BPSA whereby it collects a minimum annual fee for the services it provides as a FCM. The fees collected in 2025 under this agreement relate to the early termination of third-party contracts following the discontinuation of FCM membership in late 2024.

The Company has entered into a service agreement with Pictet & Cie Group SCA. Under the terms of this agreement, the Company is invoiced for various services provided by Pictet & Cie Group SCA. The amount paid is included in general and administrative expenses.

Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the Company.

Effective January 1, 2023, the Pictet Group adopted a transfer pricing model for its intra-group services. Under the new transfer pricing model, the Company is allocated various costs by affiliates based on services it receives from affiliates. Likewise, the Company earns income for services it provides to affiliates.

Services in scope of the transfer pricing model are divided into two categories:

- Internal products, which are services related to corporate functions, IT, logistics, operations and specific lines of services; and

- Client services, which are services provided to serve external clients' needs related to administration, custody and operations.

17 Financial instruments and risk management

Fair value

The Company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk arises from its cash and cash equivalents, short term deposits, Treasury Bills, accounts receivable, derivative financial assets, due from customers and due from correspondents. The maximum exposure of the Company to credit risk before taking into account any collateral held or other credit enhancements is the carrying amount of the receivables.

	2025	2024
	$	$
Cash and cash equivalents	2,673,398	4,571,539
Financial assets at fair value through net income	24,109,643	23,122,500
Short-term deposits	16,300,000	14,500,000
Accounts receivable	1,110,717	1,066,803
Derivative financial assets	416,452	268,204
Due from customers	-	167,649
	44,610,210	43,696,695

The Company's financial instruments are generally with other major financial institutions which have a Prime-1 or higher credit rating from Moody's. Consequently, management considers the risk of counterparties defaulting on their obligations to be low.

As of December 31, 2025 and 2024, there were no amount of receivables in default.

The Company's exposure to credit risk is negligible on principal trades as the Company acts as a riskless principal and does not take a position in the security but rather enters into back-to-back principal trade between itself, its counterparty and its client.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet a demand for cash or fund its obligations as they come due. The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well as ensuring that they are held with a Canadian chartered bank and have maturities of up to 12 months. The Company manages its treasury on a monthly basis. Any excess cash after taking into account planned operational expenses is invested in short-term deposits or in Treasury Bills for a period of up to 12 months.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company separates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

The Company's exposure to fair value risk is negligible as it does not engage in proprietary trading. All of its investments are in short-term deposits or in Treasury Bills held with a Canadian chartered bank with maturities of up to 12 months and with BPSA in derivative financial instruments with maturities of up to 12 months.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2025, by fair value hierarchy level:

				2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial instrument				
Financial assets at FVTNI	24,109,643	-	-	24,109,643
Derivative financial assets	-	416,452	-	416,452

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2025.

The following table shows an analysis of financial instruments recorded at fair value as of December 31, 2024, by fair value hierarchy level:

				2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Financial instrument				
Financial assets at FVTNI	23,122,500	-	-	23,122,500
Derivative financial assets	-	268,204	-	268,204

There were no movements between Levels 1, 2 and 3 during the year ended December 31, 2024.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company does not incur interest rate risk on its term deposit investment recorded at amortized cost, since they all have a maturity of less than one month.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in losses.

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2025 are as follows:

			2025
	EUR	CAD	Other
Cash and cash equivalents	61,610	52,886	628,966
Accounts receivable	-	72,788	33,487
Derivative financial assets	97,515	818	80,704
Accounts payable and accrued charges	-	(86,452)	(250,044)
	159,125	40,040	493,113

The significant balances in foreign currencies expressed in equivalent US dollars as of December 31, 2024 are as follows:

			2024
	EUR	CAD	Other
Cash and cash equivalents	401	170,419	491,075
Accounts receivable	23	101,322	2,271
Derivative financial assets	76,317	229	31,612
Due from customers	-	8,299	-
Due to correspondents	-	(8,299)	-
Accounts payable and accrued charges	-	(529,783)	(468,584)
	76,741	(257,813)	56,374

Based on the above net exposures as of December 31, 2025 and 2024, and assuming that all other variables remain constant, a 5% appreciation or depreciation of the US dollar against the Euro would result in a decrease or increase of $7,555 (2024 – $3,837) respectively in net income. A 5% appreciation or depreciation of the US dollar against the Canadian dollar would result in a decrease or increase of $2,002 (2024 – $12,891), respectively, in net income. A 5% appreciation or depreciation of the US dollar against all other currencies would result in a decrease or increase of $25,057 (2024– $2,819), respectively, in net income.

18 Capital management

The Company's capital comprises capital stock and retained earnings.

As a member of FINRA and the NFA, the Company is subject to minimum net capital requirements of both regulators, which are as follows:

The Company must maintain a minimum net capital equal to the greater of:

  a) $250,000;

  b) 8% of the amount of customers' risk maintenance margin; and

  c) 6 2/3% of the Company's aggregate indebtedness (AI).

It is also required that the Company's AI not exceed 1,500% of "net capital".

The Company's management monitors the capital of the Company to ensure that it has adequate funds to support business strategies and operational growth. In order to maintain or adjust the capital structure, the Company may issue additional shares or pay out dividends. On a daily basis, the Company computes and monitors its excess net capital and compares the current balance to the projected capital and prior days' amounts.

In its capacity as broker-dealer, the Company does not hold customer funds; however, if inadvertently received, the Company promptly forwards all funds and securities received. Accordingly, the Company is exempt from the SEA (Security Exchange Act of 1934) Rule 15c 3-3, under subparagraph (k)(2)(i) of that Rule.

In its capacity as an introducing broker (IB), the Company acts as an intermediary for its customers' derivative transactions and does not hold customer funds or securities.

In 2025, the Company continued with its 2024 strategy, which was to maintain its excess net capital at an adequate level for its operations. As of December 31, 2025, the Company's net capital and minimum net capital requirement were $41,578,508 and $250,000, respectively (2024– $40,875,170 and $1,000,000, respectively), resulting in an excess net capital of $41,328,508 (2024– $39,875,170).

The firm is planning to return the total amount of $30,000,000 to the parent company as of March 13, 2026. This capital decrease will consist of the repurchase and cancellation of all Class C and Class D preferred shares for $25,000,000, and the distribution of a dividend of $5,000,000. This capital reduction is the result of management's reassessment of future anticipated net capital requirement following the termination of the FCM membership in late 2024.

19 Commitments and contingencies

The Company accrues loss contingencies if it is probable that a loss would result from the contingency and the amount of the loss can be reasonably estimated. If it is reasonably possible that a loss contingency would occur, the Company would disclose the contingency. As of December 31, 2025 and 2024, no provisions for contingencies were accrued.

PICTET OVERSEAS INC.
STATEMENTS OF COMPUTATION OF NET CAPITAL AND COMPUTATION OF AGGREGATED INDEBTEDNESS - SCHEDULE I
AS AT DECEMBER 31, 2025 AND 2024

(expressed in U.S. dollars)	2025 $	2024 $
Computation of net capital		
Capital stock	30,000,000	30,000,000
Retained earnings	14,738,551	14,062,064
Total ownership equity	44,738,551	44,062,064
Total capital and allowable subordinated liabilities	44,738,551	44,062,064
Deductions and/or charges		
Cash and cash equivalent	19,953	132,580
Accounts receivable	1,077,229	1,001,281
Prepaid expenses	1,603,224	1,645,885
Income taxes receivable	-	117,687
Derivative financial assets	416,452	268,204
Total non-allowable assets	3,116,858	3,165,637
Net capital before haircuts on securities positions	41,621,693	40,896,427
Haircut on foreign currency cash positions	43,185	21,257
Net Capital	41,578,508	40,875,170
Minimum Net capital required	250,000	1,000,000
Excess Net Capital	41,328,508	39,875,170
Computation of aggregate indebtedness		
Aggregate Indebtedness		
Accounts payable and accrued charges	1,343,921	1,230,554
Due to correspondents	-	167,649
Income taxes payable	130,962	-
Total Aggregate Indebtedness	1,474,882	1,398,203
Ratio of Aggregate Indebtedness to Net Capital	3.55%	3.42%

Statement pursuant to paragraph d(4) of Rule 17a-5
There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 FOCUS Report as filed on January 27, 2026.

Pictet Overseas Inc.
1000. de la Gauchetière West, Suite 3100
Montréal, Québec H3B 4W5